

October 22, 2007

Via U.S. Mail and Facsimile

Georges H.G. Yates
Perkins Coie L.L.P.
1201 Third Avenue, Suite 4800
Seattle, Washington 98101-3099

Re: **Northland Cable Properties Eight Limited Partnership
Schedule 13E-3 filed on October 10, 2007
File No. 5-83184**

**PREM14A filed on October 1, 2007
File No. 1-16718**

Dear Mr. Yates:

The staff in the Office of Mergers and Acquisitions has conducted a limited review of the filings listed above. We have generally limited the scope of our review to compliance with Rule 13e-3 and the disclosure requirements of Schedule 13E-3.

Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some of our comments, we may ask you to provide us with information on a supplemental basis so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Note that all defined terms used in this letter have the same meaning as in the proxy statement listed above.

Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter with any questions.

Schedule 13E-3

1. In your response letter, explain why you have not included Messrs. Whetzell and Clark as filers on the Schedule 13E3. In this regard, we note that you have

provided the individual fairness determinations for these two individuals (see page 27 of the proxy statement). In addition, they are "executive officers" and equity owners of the general partner. Your analysis should describe in greater detail each individual's role in initiating and negotiating these proposed transactions, as well as each person's relationship with these entities. We may have additional comments after reviewing your response.

2. We note the disclosure on page 2 of the Summary section of the proxy statement that the general partner may assign "to one or more of its affiliates" the right to purchase the assets of NCP-Eight. Note that if such an assignment occurs, the party or parties to whom such right is assigned would likely need to be included as filing persons on the Schedule 13E-3 and must satisfy all of the disclosure, dissemination and timing requirements of that Schedule and Rule 13e-3. Please confirm your understanding in your response letter.

3. Please file as an exhibit to the Schedule 13E-3 any written materials provided to the filing persons by Duff & Phelps in connection with its fairness analysis. Such materials may include "board books" or any other written reports, opinions or appraisals generated by the fairness advisor and provided to NCP-Eight and/or the general partner in connection with these transactions.

4. See our last comment above. Similarly, file as an exhibit to the Schedule 13E-3 any written materials provided by Daniels & Associates in connection with its search for potential purchasers for NCP-Eight. We note in particular the statement on page 6 in the Summary section of the proxy statement that the bids solicited by Daniels & Associates "were used in part in the determination of the fair market value of the assets and in the general partner's evaluation of the proposed sales price for the assets."

PREM14A – General

5. Throughout the proxy statement, including in the sections required by Rule 13e-3 and Schedule 13E-3, you focus your disclosure principally upon the Green River transaction. While we understand that the sale to Green River is the first or primary transaction upon which limited partners are being asked to vote, the actual affiliated transaction is the sale to the general partner. Therefore, the sections of the proxy statement addressing fairness should be focused on the procedural and substantive fairness of the alternative transaction. Currently, you devote only a short paragraph to the discussion of fairness of the alternative transaction and much more lengthy disclosure to the discussion of the fairness of the Green River transaction. While we understand that many of the terms of the primary and alternative transaction are the same, they are not identical. Please

revise generally throughout the proxy statement, and particularly the discussion of fairness, to focus on the affiliated transaction.

6. Clarify generally that if limited partners do not approve the Green River transaction but approve the alternative transaction, the alternative transaction will be effected (assuming all other conditions to closing are met). It is not immediately apparent from reading the forepart of the proxy statement that the failure of limited partners to approve the first proposal would in and of itself "trigger" the alternative transaction (assuming that the latter is approved). This is not clear until the reader reviews the conditions to the Green River transaction presented later in the proxy statement.

Summary Term Sheet, page 1

7. Revise the first sentence here to clarify that the Summary contains a brief discussion of the material terms of the proposed transactions, not simply "selected" information about them.

8. We note that the alternative transaction is on "substantially the same terms as the Green River transaction." Add a new section here highlighting the differences, and their impact on limited partners. Provide alternate disclosure, assuming that Proposal 3 passes, as well as if it does not.

Alternative Sale of NCP-Eight's Assets to the General Partner…, page 2

9. Here or in a new section of the Summary, consider describing the relationship between the general partner and NCP-Eight. For example, are these entities commonly controlled by the same individuals?

Amendment to the NCP-Eight Agreement, page 3

10. Expand this section to explain the existing appraisal procedure rights that would be afforded limited partners in the event that the alternative sale transaction is effected, and how those rights would be impacted if the Proposal 3 is approved.

Interests of the General Partner's Executive Officers in the Proposed Sale, page 5

11. Briefly explain the nature of the conflict of interest related to the executive officers of the general partner. If there is no conflict of interest because these individuals do not own any limited partnership units, delete this section.

Likely Consequences of Your Vote, page 6

12. See our comment above. The disclosure under "Likely Consequences of a Vote to "DISAPPROVE" the Proposed Green River Transaction" seems to imply that if the Green River transaction is not approved, the alternative transaction with the general partner cannot be consummated. If this is the case, the disclosure throughout the proxy statement should be clarified to reflect. In addition, if that is the case, it appears that Proposal 2 should be conditioned on the approval of Proposal 1. Please revise on both the proxy card and in the disclosure materials.

Summary Historical Financial Information, page 9

13. Provide the ratio of earnings to fixed charges data required by Item 1010(c)(4) of Regulation M-A.

Risk Factors Pertaining to the Ongoing Operation of NCP-Eight, page 11

14. This section should be relocated to a later part of the proxy statement after the "Special Factors" section, which is required by Rule 13e-3(e)(1)(ii) to be at the forepart of the disclosure document.

Special Factors – Secondary Sales of Units of Limited Partnership Interest, page 17

15. State how many units the bidder offered to purchase in the prior tender offer to which you cite.

16. Are you aware of any recent sales prices for NCP-Eight units that have traded in the secondary market, either through the American Partnership Board or otherwise? If so, please disclose.

Chronology of Events Leading up to the Proposed Sales, page 18

17. See our comments above. Item 1015 requires you to describe any "report, opinion or appraisal" obtained from any third party that is materially related to a going-private transaction. Item 1015 is not limited to reports related to the fairness of the consideration to be received by security holders in the transaction, nor is it limited in scope to reports obtained with the specific transaction being effected in mind. Note that Item 1015 encompasses both oral and written reports. Oral reports may include presentations and other status reports to the limited partnership during the auction process. Please provide the disclosure required by Item 1015 as to Daniels & Associates and any reports, opinions or appraisals it prepared for NCP-Eight.

18. Describe all material terms of the Orange Broadband bid received in February 2007, with a focus on the contrast between such bid and the bid accepted from

Green River, and how you reached the conclusion that the latter's bid was preferable. Compare the anticipated distribution amounts limited partners would have received pursuant to the Orange Broadband bid.

19. Explain why, when it sought a "contingency plan" in the event the Green River transaction could not be consummated, it elected not to resolicit additional bids through an auction process or contact those parties who had previously expressed an interest in the limited partnership's assets.

Reasons for the Proposed Sales, page 19

20. See our comment above concerning the need to provide more details for the reasons for the alternative (affiliated) transaction, rather than focusing almost exclusively on the reasons for the Green River transaction. Please revise generally.

21. Instead of simply listing the factors the general partner considered in recommending these transactions, expand to discuss how the general partner considered and analyzed each factor. For example, what specific terms of the Green River transaction did the general partner consider and how did it analyze each to arrive at the decision to pursue this transaction? Provide this expanded discussion for both the positive and negative factors it considered.

22. Refer to the last paragraph in this section on page 20. Identify Messrs. Clark and Whetzell by their relation to NCP-Eight (and by their relationship to the other filing persons, if applicable). Their role as executive officers of the general partner is not described until page 27 of the proxy statement. In addition, in your revised disclosure here, identify each man's ownership interest in Northland Telecommunications Corp., rather than describing them generically as "equity owners."

Risks Factors Pertaining to the Proposed Sales – The amount and timing of final distributions to limited partners may be adversely affected by changes in subscriber revenue, page 26

23. Provide examples of the potential reduced distribution to limited partners based on a fall in revenues after the Green River or the alternative transaction is consummated.

Fairness of the Proposed Sales – The General Partner's Beliefs as to Fairness, page 27

24. Explain how the general partner considered the fact that the alternative transaction will be consummated only if Proposal 3 in assessing the fairness of that proposed transaction. Why did the general partner specifically condition the alternative

transaction on limited partners' willingness to waive their right to an independent appraisal process as currently required under the terms of the limited partnership agreement?

25. See our comments above regarding the need to expand the disclosure relating to the affiliated alternative transaction. This section contains several pages addressed to the fairness of the Green River sale but only a single, conclusory paragraph at the end of the section relating to the affiliated alternative transaction. We know that some of the factors applicable to the fairness analysis of the latter transaction will also apply to the proposed alternative sale; however, some of the features of the alternative sale are not the same as those in the sale to Green River. For example, the former is subject to a financing condition, and allows the affiliated purchaser an "out" after a certain period if it is unable to obtain financing which is apparently not available to the limited partnership.

26. Clarify whether the Duff & Phelps opinion applies to the proposed alternative sale as well as the Green River transaction. If it does not, explain why not.

27. Clarify why Duff & Phelps was not engaged to address the fairness of the distributions to limited partners.

28. Refer to the last bullet point on the bottom of page 28. Your disclosure there refers to "recent unsolicited offers" for the limited partnership units. However, your disclosure earlier in the proxy statement mentioned only one offer by MacKenzie Patterson. Please expand to clarify. Describe all material terms of any offers for the units, including the price per unit, and the percentage of the outstanding units sought in the tender offer(s).

Opinion of Duff & Phelps, page 29

29. In the first paragraph, where you explain the limits on the scope of the Duff & Phelps fairness opinion, explain that limited partners may not receive all of the anticipated proceeds of the Green River sale because of the potential purchase price adjustments based on future subscriber revenue. In your discussion of the analyses of the fairness advisor that follows, clarify how the potential purchase price adjustments to which this sale may be subject factored into (or did not factor into) Duff & Phelps' analysis of fairness.

30. See our comments above. Explain why the Duff & Phelps fairness opinion does not address (i) the alternative sales transaction or (ii) the amount of the distribution to be received by limited partners in either transaction.

31. Refer to the disclosure in the middle of page 30, where you state that the summary here is "not a comprehensive description of all analyses and factors considered by

Duff & Phelps." This qualifier is inappropriate since Item 1015(b)(6) requires your summary to be complete. Please revise or delete.

32. On page 31 in this section, you disclose that Duff & Phelps reviewed management projections for the fiscal years ended December 31, 2007 through 2016. All projections prepared by management and provided to the fairness advisor must be disclosed in the proxy statement.

33. With respect to the "letters of intent and interest" referenced in the fourth from the last bullet point on page 31, please describe the material terms of any alternative proposals received, to the extent (i) not already previously described in the proxy statement or (ii) added in response to other comments.

34. Under "Application of Selected Multiples" on page 34, describe the "certain company specific risk factors" Duff & Phelps attributed to NCP-Eight.

Specific Terms of the Proposed Asset Sales – Potential Purchase Price Adjustments, page 36

35. Define "material" as that term is used in the second to last paragraph in this section on page 37. Consider providing a range to best describe the potential anticipated possible limits of a downward adjustment in the amount of the purchase price.

Purchaser's Sources of Funds, page 38

36. You state that if the alternative sale transaction is consummated instead of the Green River sale, "the purchase price will be financed." Describe the status of the general partner's search for financing, and the expected terms. Note whether there are any parameters (and if so, describe them) on the terms of such financing. In addition, since the general partner is a private entity for which little information is publicly available, provide all material information such that limited partners can assess the likelihood that it will be able to obtain adequate financing on satisfactory terms.

General Structure of the Alternative Sale Transaction, page 39

37. Explain why the alternative purchase agreement has not yet been executed and discuss any risks for limited partners. Make it clear earlier in the disclosure document that there is actually no current, signed agreement relating to the alternative sale transaction, as there is with the Green River transaction.

38. See our comment above. Here or where you discuss the financing for the alternative sale transaction, describe in greater detail the parameters on what

constitutes "satisfactory financing" as used here and describe the efforts to date and expectations of the general partner with regard to a financing source.

39. See the last two comments above. In the risk factors section, discuss in detail the risks associated with the general partner's lack of current financing for the alternative sale, as well as the lack of any executed agreement.

Amendment of the NCP-Eight Partnership Agreement, page 39

40. Describe the existing independent appraisal procedures currently required under the limited partnership agreement, both generally and as they relate to the Green River and alternative sale transactions. Your current disclosure in this section contains the qualifier "among other things" preceding the description, implying that other provisions exist but are not described. Your expanded disclosure should address why and how those provisions were originally adopted.

41. It appears that the appraisal procedures apply only to the alternative sale transaction. If this is the case, please clearly state. In addition, state why those procedures apply only to the affiliated transaction but not the sale to Green River. That is, were they intended to provide additional protections to limited partners in the case of a sale to an affiliated party?

42. Explain what will happen if the alternative sale transaction is effected but Proposal 3 is not approved. The fact that the alternative sale transaction is conditioned on the adoption of Proposal 3 is not disclosed other than on the form of proxy card itself. Provide similar disclosure in the appropriate part of the Summary section. Your disclosure should address both the currently-proposed transactions, as well as the future of the limited partnership generally.

43. Discuss the impact if Proposal 3 passes but Proposal 2 does not. This would obviously impact any future affiliated transactions and should be discussed.

The General partner, page 44

44. In light of the fact that the alternative sale transaction will be an affiliated transaction and the fact that Northland Communications Corp. may decline to consummate the purchase of NCP-Eight if it cannot obtain satisfactory financing for the purchase, expand to provide the information about the general partner that limited partners need to assess the likelihood of the its being able to do so in the current credit environment.

45. In addition, provide expanded disclosure about the control persons (both equity owners and management) of the general partner and any other relationship with or interest in NCP-Eight other than through their positions with its general partner.

Closing Comments

As appropriate, please amend your filing and respond to these comments promptly. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amended filings that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised materials and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that your filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the transaction, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- The filing person is responsible for the adequacy and accuracy of the disclosure in your filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to your filings; and

- The filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please do not hesitate to contact me with any questions about the above comments or about your filings generally.

Sincerely,

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions